                                                                    EXHIBIT 99.2





                               LIGGETT GROUP INC.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                 MARCH 31, 1999

                               LIGGETT GROUP INC.

                                    Index to
                              Financial Statements



                                                                                                          Page
                                                                                                          ----


    Consolidated Balance Sheets as of March 31, 1999 and December 31, 1998...................               2
    Consolidated Statements of Operations for the three months ended March 31, 1999
         and 1998............................................................................               4
    Consolidated Statement of Stockholder's Equity (Deficit) for the three months
         ended March 31, 1999................................................................               5
    Consolidated Statements of Cash Flows for the three months ended March 31, 1999
         and 1998............................................................................               6
    Notes to Consolidated Financial Statements...............................................               7


                               LIGGETT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS

                (Dollars in thousands, except per share amounts)



                                                                          March 31,      December 31,
                                                                            1999            1998
                                                                          ---------      ------------

                                     ASSETS
Current assets:
     Accounts receivable:
         Trade, less allowances of $1,685 and $1,686,
         respectively ............................................        $  14,940      $   14,510
         Other ...................................................              824             821

     Inventories .................................................           27,963          25,974

     Other current assets ........................................            4,514          10,561
                                                                          ---------      ----------

             Total current assets ................................           48,241          51,866

Property, plant and equipment, at cost, less accumulated
    depreciation of $31,663 and $30,893, respectively ............           21,707          16,195

Intangible assets, at cost, less accumulated amortization
    of $20,554 and $20,550, respectively .........................              167             171

Other assets .....................................................            6,885           6,491
                                                                          ---------      ----------

              Total assets .......................................        $  77,000      $   74,723
                                                                          =========      ==========





                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                (Dollars in thousands, except per share amounts)



                                                                                     March 31,         December 31,
                                                                                        1999               1998
                                                                                     ---------         ------------
                 LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
     Current maturity of note payable .......................................        $     329         $      --
     Cash overdraft .........................................................               43                63
     Accounts payable, principally trade ....................................            2,870             3,206
     Accrued expenses:
        Promotional .........................................................           22,117            23,760
        Income taxes ........................................................            1,062               115
        Other taxes, principally excise taxes ...............................            3,352             3,397
        Estimated allowance for sales returns ...............................            7,100             7,100
        Interest ............................................................               11                12
        Settlement accruals .................................................            1,235             1,120
        Proceeds received for options .......................................          150,000           150,000
        Other ...............................................................            9,459            10,697
                                                                                     ---------         ---------

            Total current liabilities .......................................          197,578           199,470

Credit facility and note payable, less current maturities ...................           10,939             2,538

Non-current employee benefits ...............................................           10,755            10,902

Other long-term liabilities .................................................            7,441             6,999

Commitments and contingencies (Note 7)

Stockholder's equity (deficit):
     Redeemable preferred stock (par value $1.00 per share; authorized 1,000 shares; no shares issued and outstanding)
     Common stock (par value $0.10 per share; authorized 2,000 shares; issued and outstanding 1,000 shares)
       and contributed capital ..............................................           57,870            57,380
     Accumulated deficit ....................................................         (207,583)         (202,566)
                                                                                     ---------         ---------

             Total stockholder's equity (deficit)  ..........................         (149,713)         (145,186)
                                                                                     ---------         ---------

             Total liabilities and stockholder's equity (deficit)  ..........        $  77,000         $  74,723
                                                                                     =========         =========


                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             (Dollars in thousands)




                                                                                    Three Months Ended
                                                                                         March 31,
                                                                                         ---------
                                                                                   1999             1998
                                                                                   ----             ----

Net sales*  .............................................................        $ 86,047         $ 65,626

Cost of sales* ..........................................................          23,165           26,221
                                                                                 --------         --------

          Gross profit ..................................................          62,882           39,405

Selling, general and administrative expenses ............................          42,813           33,154
                                                                                 --------         --------

          Operating income ..............................................          20,069            6,251

Other income (expense):
     Interest expense ...................................................            (707)          (7,083)
     Other, net .........................................................             (47)             368
                                                                                 --------         --------

           Income (loss) before income taxes ............................          19,315             (464)

Income tax provision ....................................................           7,632               --
                                                                                 --------         --------

          Net income (loss) .............................................        $ 11,683         $   (464)
                                                                                 ========         ========




*Net sales and cost of sales include federal excise taxes of $12,553 and $14,809, respectively.


                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)

                             (Dollars in thousands)


                                                           Common                             Total
                                                          Stock and                       Stockholder's
                                                         Contributed                         Equity
                                                           Capital          Deficit         (Deficit)
                                                           -------          -------         ---------

Balance at December 31, 1998 ......................        $57,380        $(202,566)        $(145,186)

   Net income .....................................             --           11,683            11,683
   Accretion of capital contribution ..............            490               --               490
   Distributions and other payments ...............             --          (16,700)          (16,700)
                                                           -------        ---------         ---------

Balance at March 31, 1999  ........................        $57,870        $(207,583)        $(149,713)
                                                           =======        =========         =========





                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

                                                                                   Three Months Ended
                                                                                        March 31,
                                                                                        ---------

                                                                                   1999             1998
                                                                                 --------         --------

Cash flows from operating activities ....................................        $ 14,346         $ (5,579)
                                                                                 --------         --------

Cash flows from investing activities:
    Proceeds from sale of property, plant and equipment .................              13              702
    Capital expenditures ................................................          (6,369)            (353)
                                                                                 --------         --------
            Net cash (used in) provided by investing activities .........          (6,356)             349
                                                                                 --------         --------


Cash flows from financing activities:
    Repayments of note ..................................................             (25)              21
    Issuance of note ....................................................           4,500               --
    Borrowings under revolving credit facility ..........................          75,574           62,692
    Repayments under revolving credit facility ..........................         (71,319)         (57,492)
    Deferred finance charges ............................................              --              (38)
    Distributions and other payments to affiliates ......................         (16,700)              --
    (Decrease) increase in cash overdraft ...............................             (20)              47
                                                                                 --------         --------
            Net cash (used in) provided by financing activities .........          (7,990)           5,230
                                                                                 --------         --------


Net increase in cash and cash equivalents ...............................              --               --
Cash and cash equivalents:
    Beginning of period .................................................              --               --
                                                                                 --------         --------
    End of period .......................................................        $    -0-         $    -0-
                                                                                 ========         ========

                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                   Notes to Consolidated Financial Statements

                (Dollars in thousands, except per share amounts)


1.       THE COMPANY

Liggett Group Inc. ("Liggett" or the "Company") is a wholly-owned subsidiary of BGLS Inc. ("BGLS"), a wholly-owned subsidiary of Brooke Group Ltd. ("BGL"). Liggett is engaged primarily in the manufacture and sale of cigarettes, principally in the United States. Certain management and administrative functions are performed by affiliates. (See Note 8.)

The interim consolidated financial statements included herein are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. The December 31, 1998 balance sheet has been derived from audited financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.2 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

All of the Company's common shares (1,000 shares, issued and outstanding for all periods presented herein) are owned by BGLS. Accordingly, earnings and dividends per share data are not presented in these consolidated financial statements.


2.       ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include allowance for doubtful accounts, sales returns and allowances, actuarial assumptions of pension plans and litigation and defense costs. Actual results could differ from those estimates.


3.       PHILIP MORRIS BRAND TRANSACTIONS

         On November 20, 1998, Liggett and BGL entered into a definitive agreement with Philip Morris Incorporated ("PM") which provided for PM to purchase options in an entity which will hold three cigarette brands, L&M, Chesterfield and Lark (the "Marks"), held by Liggett's subsidiary Eve. As contemplated by the agreement, Liggett and PM entered into additional agreements (collectively, the "PM Agreements") on January 12, 1999 to effectuate the transactions.

         Under the terms of the PM Agreements, Eve will contribute the Marks to Brands LLC ("LLC"), a newly-formed limited liability company, in exchange for 100% of two classes of LLC interests, the Class A Voting Interest (the "Class A Interest") and the Class B Redeemable Nonvoting Interest (the "Class B Interest"). PM acquired two options to purchase such interests (the "Class A Option" and the "Class B Option"). On December 2, 1998, PM paid Eve a total of $150,000 for such options, $5,000 for the Class A Option and $145,000 for the Class B Option. The payments were used to fund the redemption of the

11.5% Senior Secured Notes due February 1, 1999 and the Variable Rate Series C Senior Secured Notes due February 1, 1999 (together, the "Liggett Notes") together with accrued interest on December 28, 1998.

The Class A Option entitles PM to purchase the Class A Interest for $10,100. The statutory waiting period under the Hart-Scott-Rodino Act regarding the exercise by PM of the Class A Option expired on February 12, 1999. On March 19, 1999, PM exercised the Class A Option with the closing scheduled for no later than June 10, 1999 (currently scheduled to close May 24, 1999), subject to customary closing conditions.

The Class B Option will entitle PM to purchase the Class B Interest for $139,900. The Class B Option will be exercisable during the 90-day period beginning on December 2, 2008, with PM being entitled to extend the 90-day period for up to an additional six months under certain circumstances. The Class B Interest will also be redeemable by the LLC for $139,900 during the same period the Class B Option may be exercised.

The LLC will seek to borrow $134,900 (the "Loan") from a lending institution. The Loan will be guaranteed by Eve and collateralized by a pledge by the LLC of the Marks and of the LLC's interest in the trademark license agreement (discussed below) and by a pledge by Eve of its Class B Interest. In connection with the closing of the Class A Option, the LLC will distribute the Loan proceeds to Eve with respect to its Class B Interest. The cash exercise price of the Class B Option and the LLC's redemption price will be reduced by the amount distributed to Eve. Upon PM's exercise of the Class B Option or the LLC's exercise of its redemption right, PM or the LLC, as relevant, will be required to procure Eve's release from its guaranty. The Class B Interest will be entitled to a guaranteed payment of $500 each year, with the Class A Interest allocated all remaining LLC income or loss.

The LLC will grant PM an exclusive license of the Marks for an 11-year term at an annual royalty based on sales of cigarettes under the Marks, subject to a minimum annual royalty payment equal to the annual debt service obligation on the Loan plus $1,000.

If PM fails to exercise the Class B Option, Eve will have an option to put its Class B Interest to PM, or PM's designees (the "Eve Put Option"), at a put price that is $5,000 less than the exercise price of the Class B Option (and includes PM's procuring Eve's release from its Loan guarantee). The Eve Put Option is exercisable at any time during the 90-day period beginning March 2, 2010.

If the Class B Option, the LLC's redemption right and the Eve Put Option expire unexercised, the holder of the Class B Interest will be entitled to convert the Class B Interest, at its election, into a Class A Interest with the same rights to share in future profits and losses, the same voting power and the same claim to capital as the entire existing outstanding Class A Interest, i.e., a 50% LLC interest.

The $150,000 in proceeds received from the sale of the Class A and B Options is presented as a liability on the consolidated balance sheet until the closing of the exercise of the Class A Option and the distribution of the Loan proceeds which is scheduled to occur during the second quarter of 1999. Upon such closing, PM will obtain control of the LLC, and the Company anticipates, based on the expected structure of the transactions, to recognize a gain in its consolidated financial statements to the extent of the total cash proceeds received from the payment of the option fees, the exercise of the Class A Option and the distribution of the Loan proceeds.

4.       INVENTORIES

Inventories consist of the following:


                                                                        March 31,      December 31,
                                                                          1999             1998
                                                                        --------         --------

           Leaf tobacco ........................................        $  9,891         $ 10,796
           Other raw materials .................................           1,763            1,741
           Work-in-process .....................................           2,392            1,828
           Finished goods ......................................          14,235           12,231
           Replacement parts and supplies ......................           3,156            3,150
                                                                        --------         --------

           Inventories at current cost .........................          31,437           29,746

           LIFO adjustment .....................................          (3,474)          (3,772)
                                                                        --------         --------

           Inventories at LIFO cost ............................        $ 27,963         $ 25,974
                                                                        ========         ========

The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. Liggett had leaf tobacco purchase commitments of approximately $4,754 at March 31, 1999.


5.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:


                                                                        March 31,      December 31,
                                                                           1999             1998
                                                                           ----             ----

           Land and improvements ...............................        $    412         $    412
           Buildings ...........................................           5,823            5,823
           Machinery and equipment .............................          47,135           40,853
                                                                        --------         --------

           Property, plant and equipment .......................          53,370           47,088

           Less accumulated depreciation .......................         (31,663)         (30,893)
                                                                        --------         --------
           Property, plant and equipment, net ..................        $ 21,707         $ 16,195
                                                                        ========         ========

6.       CREDIT FACILITY AND NOTE PAYABLE

                                                                       March 31,     December 31,
                                                                          1999           1998
                                                                          ----           ----
          Borrowings outstanding under revolving credit
             facility .........................................        $  6,793         $2,538
          Note payable ........................................           4,475             --
                                                                       --------         ------
                                                                         11,268          2,538

          Current portion .....................................            (329)            --
                                                                       --------         ------

          Amount due after one year ...........................        $ 10,939         $2,538
                                                                       ========         ======

Revolving Credit Facility:

On March 8, 1994, Liggett entered into the Facility under which it can borrow up to $40,000 (depending on the amount of eligible inventory and receivables as determined by the lenders) from a syndicate of commercial lenders. The Facility, which expires March 8, 2000, is collateralized by all inventories and receivables of the Company. Availability under the Facility was approximately $12,990 based upon eligible collateral at March 31, 1999. Borrowings under the Facility whose interest is calculated at a rate equal to 1.5% above Philadelphia National Bank's prime rate bore a rate of 9.25% at March 31, 1999. The Facility requires Liggett's compliance with certain financial and other covenants including restrictions on the payment of cash dividends and distributions by Liggett. In addition, the Facility, as amended April 8, 1998, imposes requirements with respect to Liggett's permitted maximum adjusted net worth (not to fall below a deficit of $195,000 as computed in accordance with the agreement, this computation was $146,239 at March 31, 1999) and net working capital (not to fall below a deficit of $17,000 as computed in accordance with the agreement, this computation was $4,466 at March 31, 1999).

Note Payable:

In January 1999, Liggett purchased equipment for $5,750 and borrowed $4,500 to fund the purchase from a third party. The loan, which is collateralized by the equipment and guaranteed by BGLS and BGL, is payable in 60 monthly installments of $56 including annual interest of 7.67% with a final payment of $2,550.


7.       COMMITMENTS AND CONTINGENCIES

TOBACCO-RELATED LITIGATION:

OVERVIEW. Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct and third-party actions predicated on the theory that cigarette manufacturers should be liable for damages from cancer and other adverse health effects alleged to have been caused by cigarette smoking or by exposure to secondary smoke (environmental tobacco smoke, "ETS") from cigarettes. These cases are reported hereinafter as though having been commenced against Liggett (without regard to whether such cases were actually commenced against Liggett or BGL). There has been a noteworthy increase in the number of cases commenced against Liggett and the other cigarette manufacturers in recent years. The cases generally fall into four categories:
(i) smoking and health cases alleging personal injury brought on behalf of individual smokers ("Individual Actions"); (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs ("Class Actions"); (iii) health care cost recovery actions brought by various governmental entities ("Governmental Actions"); and (iv) health care cost recovery actions brought by third-party payors including insurance companies, union health and welfare trust funds, asbestos manufacturers and others ("Third-Party Payor Actions"). As new cases are commenced, defense costs and the risks attendant to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation and the effects of the tobacco litigation settlements discussed below is not quantifiable at this time. For the three months ended March 31, 1999, Liggett incurred counsel fees and costs totaling approximately $1,568, compared to $1,342 for the comparable prior year period.

INDIVIDUAL ACTIONS. As of March 31, 1999, there were approximately 265 cases pending against Liggett, and in most cases the other tobacco companies, where individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to ETS and seek compensatory and, in some cases, punitive damages. Of these, 89 were pending in Florida, 91 in New York, 29 in Massachusetts and 19 in Texas. The balance of the individual cases were pending in 21 states. There are four individual cases pending where Liggett is the only named defendant.

The plaintiffs' allegations of liability in those cases in which individuals seek recovery for personal injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, special duty, voluntary undertaking, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, indemnity, market share liability and violations of deceptive trade practices laws, the Federal Racketeer Influenced and Corrupt Organization Act ("RICO") and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including disgorgement of profits and punitive damages. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

In February 1999, a state court jury in San Francisco awarded $51,500 in damages to a woman who claimed lung cancer from smoking Marlboro cigarettes made by PM. The award includes $1,500 in compensatory damages and $50,000 in punitive damages. The court subsequently reduced the punitive damages award to $25,000.

In March 1999, a state court jury in Portland awarded $80,311 in damages to the family of a deceased smoker who smoked Marlboro made by PM. The award includes $79,500 in punitive damages.

CLASS ACTIONS. As of March 31, 1999, there were approximately 50 actions pending, for which either a class has been certified or plaintiffs are seeking class certification, where Liggett, among others, was a named defendant. Two of these cases, Fletcher, et al. v. Brooke Group Ltd., et al. and Walker, et al. v. Liggett Group Inc., et al., have been settled by the Company, subject to court approval. These two settlements are more fully discussed below under the "Settlements" section.

In October 1991, an action entitled Broin, et al. v. Philip Morris Incorporated, et al., Circuit Court of the Eleventh Judicial District in and for Dade County, Florida, was filed against Liggett and others. This case was brought by plaintiffs on behalf of all flight attendants that worked or are presently working for airlines based in the United States and who never regularly smoked cigarettes but allege that they have been damaged by involuntary exposure to ETS. In October 1997, the other major tobacco companies settled this matter, which settlement provides for a release of Liggett and BGL. In February 1998, the Circuit Court approved the settlement, which settlement was affirmed by the Third District Court of Appeals in March 1999.

In March 1994, an action entitled Castano, et al. v. The American Tobacco Company Inc., et al., United States District Court, Eastern District of Louisiana, was filed against Liggett and others. The class action complaint sought relief for a nationwide class of smokers based on their alleged addiction to nicotine. In February 1995, the District Court granted plaintiffs' motion for class certification (the "Class Certification Order").

In May 1996, the Court of Appeals for the Fifth Circuit reversed the Class Certification Order and instructed the District Court to dismiss the class complaint. The Fifth Circuit ruled that the District Court erred in its analysis of the class certification issues by failing to consider how variations in state law affect predominance of common questions and the superiority of the class action mechanism. The appeals panel also held that the District Court's predominance inquiry did not include consideration of how a trial on the merits in Castano would be conducted. The Fifth Circuit further ruled that the "addiction-as-injury" tort is immature and, accordingly, the District Court could not know whether common issues would be a "significant" portion of the individual trials. According to the Fifth Circuit's decision, any savings in judicial resources that class certification may bring about were speculative and would likely be overwhelmed by the procedural problems certification brings. Finally, the Fifth Circuit held that in order to make the class action manageable, the District Court would be forced to bifurcate issues in violation of the Seventh Amendment.

The extent of the impact of the Castano decision on tobacco-related class action litigation is still uncertain, although the decertification of the Castano class by the Fifth Circuit may preclude other federal courts from certifying a nationwide class action for trial purposes with respect to tobacco-related claims. The Castano decision has had to date, however, only limited effect with respect to courts' decisions regarding narrower tobacco-related classes or class actions brought in state rather than federal court. For example, since the Fifth Circuit's ruling, courts in New York, Louisiana and Maryland have certified "addiction-as-injury" class actions that covered only citizens in those states. Two class actions pending in state court in Florida have also been certified, one of which, the Broin case, was settled in 1997. The Castano decision has had no measurable impact on litigation brought by or on behalf of single individual claimants.

Class certification motions are pending in a number of putative class actions. Class certification has been denied or reversed in 13 actions while classes remain certified in two cases in Florida and Maryland. A number of class certification decisions are on appeal.

GOVERNMENTAL ACTIONS. As of March 31, 1999, there were approximately 20 Governmental Actions pending against Liggett. In these proceedings, the governmental entities seek reimbursement for Medicaid and other health care expenditures allegedly caused by use of tobacco products. The claims asserted in these health care cost recovery actions vary. In most of these cases, plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

On January 19, 1999, at the State of the Union Address, President Clinton announced that the Department of Justice ("DOJ") was preparing a litigation plan to take the tobacco industry to court to recover monies that Medicare and other programs allegedly expended to treat smoking-related illnesses. The effects of this lawsuit cannot be predicted at this time; however, an adverse verdict could have a material adverse effect on the Company and Liggett.

THIRD-PARTY PAYOR ACTIONS. As of March 31, 1999, there were approximately 70 Third-Party Payor Actions pending against Liggett. The claims in these cases are similar to those in the Governmental Actions but have been commenced by insurance companies, union health and welfare trust funds, asbestos manufacturers and others. In April 1998, a group known as the "Coalition for Tobacco Responsibility", which represents Blue Cross and Blue Shield Plans in more than 35 states, filed federal lawsuits against the industry seeking payment of health-care costs allegedly incurred as a result of cigarette smoking and ETS. The lawsuits were filed in Federal District Courts in New York, Chicago, and Seattle and seek billions of dollars in damages. The lawsuits allege conspiracy, fraud, misrepresentation and violation of federal racketeering and antitrust laws as well as other claims. In January 1999, a federal judge in Seattle dismissed a Third-Party Payor Action brought by seven Blue Cross/Blue Shield Plans against the tobacco industry. The court ruled that the insurance providers did not have standing to bring the lawsuit. However, in February 1999, a federal judge in the Eastern District of New York denied pleas by the industry to dismiss the Third-Party Payor Action brought by 24 Blue Cross/Blue Shield Plans.

In other Third-Party Payor Actions, claimants have set forth several additional theories of relief sought: funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys' fees. Nevertheless, no specific amounts are provided. It is understood that requested damages against the tobacco company defendants in these cases might be in the billions of dollars.

SETTLEMENTS. In March 1996, Liggett and BGL entered into an agreement, subject to court approval, to settle the Castano class action tobacco litigation. Under the Castano settlement agreement, upon final court approval of the settlement, the Castano class would be entitled to receive up to five percent of Liggett's pretax income (income before income taxes) each year (up to a maximum of $50,000 per year) for the next 25 years, subject to certain reductions provided for in the agreement and a $5,000 payment from Liggett if Liggett or BGL fail to consummate a merger or similar transaction with another non-settling tobacco company defendant within three years of the date of settlement. Liggett and BGL have the right to terminate the Castano settlement under certain circumstances. In March, 1996, Liggett, the Castano Plaintiffs Legal Committee and the Castano plaintiffs entered into a letter agreement. According to the terms of the letter agreement, for the period ending nine months from the date of Final Approval (as defined in the letter), if granted, of the Castano settlement or, if earlier, the completion by Liggett or BGL of a combination with any defendant in Castano, except PM, the Castano plaintiffs and their counsel agree not to enter into any more favorable settlement agreement with any Castano defendant which would reduce the terms of the Castano settlement agreement. If the Castano plaintiffs or their counsel enter into any such settlement during this period, they shall pay Liggett $250,000 within 30 days of the more favorable agreement and offer Liggett and BGL the option to enter into a settlement on terms at least as favorable as those included in such other settlement. The letter agreement further provides that during the same time period, and if the Castano settlement agreement has not been earlier terminated by Liggett in accordance with its terms, Liggett and its affiliates will not enter into any business transaction with any third party which would cause the termination of the Castano settlement agreement. If Liggett or its affiliates enter into any such transaction, then the Castano plaintiffs will be entitled to receive $250,000 within 30 days from the transacting party. In May 1996, the Castano Plaintiffs Legal Committee filed a motion with the United States District Court for the Eastern District of Louisiana seeking preliminary approval of the Castano settlement. In September 1996, shortly after the class was decertified, the Castano plaintiffs withdrew the motion for approval of the Castano settlement.

In March 1996, March 1997 and March 1998, Liggett and BGL entered into settlements of tobacco-related litigation with the Attorneys General of a total of 45 states and territories. The settlements released Liggett and BGL from all tobacco-related claims including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

On November 23, 1998, PM, B&W, R.J. Reynolds Tobacco Company ("RJR") and Lorillard Tobacco Company ("Lorillard") (collectively, the "Original Participating Manufacturers" or "OPMs") and Liggett (together with the OPMs and any other tobacco product manufacturer that becomes a signatory, the "Participating Manufacturers") entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. As described below, Liggett and BGL had previous settlements with a number of these Settling States and also had previously settled similar claims brought by Florida, Mississippi, Texas and Minnesota.

The MSA is subject to final judicial approval in each of the Settling States, which approval has been obtained, to date, in 42 states and territories.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA: prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with the exception of signs 14 square feet or less in dimension at retail establishments that sell tobacco products; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities; and prohibits Participating Manufacturers from selling packs containing fewer than twenty cigarettes.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes requirements applicable to lobbying activities conducted on behalf of Participating Manufacturers.

Pursuant to the MSA, Liggett has no payment obligations unless its market share exceeds 125% of its 1997 market share (the "Base Share"). In the year following any year in which Liggett's market share does exceed the Base Share, Liggett will pay on each excess unit an amount equal (on a per-unit basis) to that paid during such following year by the OPMs pursuant to the annual and strategic contribution payment provisions of the MSA, subject to applicable adjustments, offsets and reductions. Pursuant to the annual and strategic contribution payment provisions of the MSA, the OPMs (and Liggett to the extent its market share exceeds the Base Share) will pay the following annual amounts (subject to certain adjustments):


                          Year                    Amount
                          ----                    ------

                  2000                          $4,500,000
                  2001                          $5,000,000
                  2002 - 2003                   $6,500,000
                  2004 - 2007                   $8,000,000
                  2008 - 2017                   $8,139,000
                  2018 and each                 $9,000,000
                       year thereafter


These annual payments will be allocated based on relative unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

The MSA replaces Liggett's prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. In the event the MSA does not receive final judicial approval in any state or territory, Liggett's prior settlement with that state or territory, if any, will be revived.

The states of Florida, Mississippi, Texas and Minnesota, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies separate from those settlements reached previously with Liggett. Because these states' settlement agreements with Liggett provided for "most favored nations" protection for both Liggett and BGL, the payments due these states by Liggett (with certain possible exceptions) have been eliminated. With respect to all non-economic obligations under the previous settlements, both Liggett and BGL are entitled to the most favorable provisions as between the MSA and each state's respective settlement with the other major tobacco companies. Therefore, Liggett's non-economic obligations to all states and territories are now defined by the MSA.

In March 1997, Liggett, BGL and a nationwide class of individuals that allege smoking-related claims filed a mandatory class settlement agreement in an action entitled Fletcher, et al. v. Brooke Group Ltd., et al., Circuit Court of Mobile County, Alabama, where the court granted preliminary approval and preliminary certification of the class, and in May 1997, a similar mandatory class settlement agreement was filed in an action entitled Walker, et al. v. Liggett Group Inc., et al., United States District Court, Southern District of West Virginia. In July, 1998, Liggett, BGL and plaintiffs filed an amended class action settlement agreement in Fletcher which agreement was preliminarily approved by the court in December, 1998. A hearing on final approval of the settlement is scheduled for June 3, 1999; however, hearing dates are subject to change. Effectiveness of the mandatory settlement is conditioned on final court approval of the settlement. There can be no assurance as to whether, or when, such court approval will be obtained. Pursuant to the amended agreement, Liggett is required to pay to the class 7.5% of Liggett's pre-tax income each year for 25 years, with a minimum annual payment guarantee of $1,000 over the term of the agreement. The amended agreement does not set forth a formula with respect to the distribution of settlement proceeds to the class. If the court issues a final order and judgment approving the settlement, such an order, Liggett anticipates, would preclude further prosecution by class members of tobacco-related claims against both Liggett and BGL. Under the Full Faith and Credit Act, a final judgment entered in a nationwide class action pending in a state court has a preclusive effect against any class member with respect to the claims settled and released. As the class definition in Fletcher encompasses all persons in the United States who could claim injury as a result of cigarette smoking or ETS and any third-party payor claimants, it is anticipated that, upon final order and judgment, all such persons and third-party payor claimants would be barred from further prosecution of tobacco-related claims against Liggett and BGL.

The Walker court also granted preliminary approval and preliminary certification of the nationwide class; however, in August 1997, the court vacated its preliminary certification of the settlement class, which decision is currently on appeal. The Walker court relied on the Supreme Court's decision in Amchem Products Inc. v. Windsor in reaching its decision to vacate preliminary certification of the class. In Amchem, the Supreme Court affirmed a decision of the Third Circuit vacating the certification of a settlement class that involved asbestos-exposure claims. The Supreme Court held that the proposed settlement class did not meet the requirements of Rule 23 of the Federal Rules of Civil Procedure for predominance of common issues and adequacy of representation. The Third Circuit had held that, although classes could be certified for settlement purposes, Rule 23's requirements had to be satisfied as if the case were going to be litigated. The Supreme Court agreed that the fairness and adequacy of the settlement are not pertinent to the predominance inquiry under Rule 23(b)(3), and thus, the proposed class must have sufficient unity so that absent class members can fairly be bound by decisions of class representatives.

After the Amchem opinion was issued by the Supreme Court in June 1997, objectors to Liggett's settlement in Walker moved for decertification. Although Liggett's settlement in the Walker action is a "limited fund" class action settlement proceeding under Rule 23(b)(1) and Amchem was a Rule 23 (b)(3) case, the court in the Walker action, nonetheless, decertified the Walker class. Applying Amchem to the Walker case, the District Court, in a decision issued in August 1997, determined that while plaintiffs in Walker have a common interest in "maximizing the limited fund available from the defendants," there remained "substantial conflicts among class members relating to distribution of the fund and other key concerns" that made class certification inappropriate.

The Amchem decision's ultimate affect on the viability of both the Walker and Fletcher settlements remains uncertain given the Fifth Circuit's recent ruling reaffirming a limited fund class action settlement in In re Asbestos Litigation ("Ahearn"). In June 1997, the Supreme Court remanded Ahearn to the Fifth Circuit for consideration in light of Amchem. On remand, the Fifth Circuit made two decisive distinctions between Amchem and Ahearn. First, the Ahearn class action proceeded under Rule 23(b)(1) while Amchem was a Rule 23(b)(3) case, and second, in Ahearn, there was no allocation or difference in award, according to nature or severity of injury, as there was in Amchem. The Fifth Circuit concluded that all members of the class and all class representatives share common interests and none of the uncommon questions abounding in Amchem exist. In June, 1998, the Supreme Court granted certiorari to review the Fifth Circuit decision.

Liggett previously accrued approximately $4,000 for the present value of the fixed payments under the March 1996 Attorneys General settlements and $16,902 for the present value of the fixed payments under the March 1998 Attorneys General settlements. As a result of Liggett's treatment under the MSA, $14,928 of net charges accrued for the prior settlements were reversed in 1998.

Copies of the various settlement agreements are filed as exhibits to BGL's Form 10-K and the discussion herein is qualified in its entirety by reference thereto.

TRIALS. In July 1998, trial commenced in the Engle, et al. v. Philip Morris Incorporated, et al., case, a class action pending in Miami Dade County, Florida, brought on behalf of all Florida residents allegedly injured by smoking. Plaintiffs seek compensatory and punitive damages ranging into the billions of dollars, as well as equitable relief including, but not limited to, a medical fund for future health care costs, attorneys' fees and court costs. The class consists of all Florida residents and citizens, and their survivors, who claim to have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine.

The current trial plan calls for the case to be tried in three "Phases". Phase One, which is currently underway, involves evidence concerning certain "common" class issues relating to the plaintiff class' causes of action. Entitlement to punitive damages will be decided at the end of Phase One, but no amount will be set at that time.

If plaintiffs prevail in Phase One, the first two stages of Phase Two will involve individual determinations of specific causation and other individual issues regarding entitlement to compensatory damages for the class representatives. Stage three of Phase Two will involve an assessment of the amount of punitive damages, if any, that individual class representatives will be awarded. Stage four of Phase Two will involve the setting of a percentage or ratio of punitive damages for absent class members, assuming entitlement was found at the end of Phase One.

Phase Three of the trial will be held before separate juries to address absent class members' claims, including issues of specific causation and other individual issues regarding entitlement to compensatory damages.

Additional cases are currently scheduled for trial during 1999, including two Third-Party Payor Actions brought by unions in Washington (September) and New York (September), and three Class Actions in Alabama (August), Wisconsin (September) and New York (November). Also, six Individual Actions are currently scheduled for trial during 1999. Trial dates, however, are subject to change.

OTHER RELATED MATTERS. A grand jury investigation is being conducted by the office of the United States Attorney for the Eastern District of New York (the "Eastern District Investigation") regarding possible violations of criminal law relating to the activities of The Council for Tobacco Research - USA, Inc. (the "CTR"). Liggett was a sponsor of the CTR at one time. In May 1996, Liggett received a subpoena from a Federal grand jury sitting in the Eastern District of New York, to which Liggett has responded.

In March 1996, and in each of March, July, October and December 1997, Liggett and/or BGL received subpoenas from a Federal grand jury in connection with an investigation by the United States Department of Justice (the "DOJ Investigation") involving the industry's knowledge of: the health consequences of smoking cigarettes; the targeting of children by the industry; and the addictive nature of nicotine and the manipulation of nicotine by the industry. Liggett has responded to the March 1996, March 1997 and July 1997 subpoenas and is in the process of responding to the October and December 1997 subpoenas The Company understands that the Eastern District Investigation and the DOJ Investigation essentially have been consolidated into one investigation conducted by the DOJ. Liggett and BGL are unable, at this time, to predict the outcome of this investigation.

In April 1998, BGL announced that Liggett had reached an agreement with the DOJ to cooperate in both the Eastern District Investigation and the DOJ Investigation. The agreement does not constitute an admission of any wrongful behavior by Liggett. The DOJ has not provided immunity to Liggett and has full discretion to act or refrain from acting with respect to Liggett in the investigation.

In September 1998, Liggett received a subpoena from a federal grand jury in the Eastern District of Philadelphia investigating possible antitrust violations in connection with the purchase of tobacco by and for tobacco companies. Liggett has responded to this subpoena. Liggett and BGL are unable, at this time, to predict the outcome of this investigation.

Litigation is subject to many uncertainties, and it is possible that some of the aforementioned actions could be decided unfavorably against Liggett or BGL. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. Liggett is unable to make a meaningful estimate with respect to the amount of loss that could result from an unfavorable outcome of many of the cases pending against the Company, because the complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual's complaint against the tobacco industry pray for money damages in an amount to be determined by a jury, plus punitive damages and costs. These damage claims are typically stated as being for the minimum necessary to invoke the jurisdiction of the court.

It is possible that Liggett's consolidated financial position, results of operations or cash flow could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

Liggett has been involved in certain environmental proceedings, none of which, either individually or in the aggregate, rises to the level of materiality. Liggett's management believes that current operations are conducted in material compliance with all environmental laws and regulations. Management is unaware of any material environmental conditions affecting its existing facilities. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Liggett.

There are several other proceedings, lawsuits and claims pending against Liggett unrelated to smoking or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect Liggett's financial position, results of operations or cash flows.

LEGISLATION AND REGULATION:

In 1993, the United States Environmental Protection Agency ("EPA") released a report on the respiratory effect of ETS which concludes that ETS is a known human lung carcinogen in adults and in children, causes increased respiratory tract disease and middle ear disorders and increases the severity and frequency of asthma. In June 1993, the two largest of the major domestic cigarette manufacturers, together with other segments of the tobacco and distribution industries, commenced a lawsuit against the EPA seeking a determination that the EPA did not have the statutory authority to regulate ETS, and that given the current body of scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's classification of ETS was arbitrary and capricious. Whatever the outcome of this litigation, issuance of the report may encourage efforts to limit smoking in public areas. In July 1998, the court ruled that the EPA made procedural and scientific mistakes when it declared in its 1993 report that secondhand smoke caused as many as 3,000 cancer deaths a year among nonsmokers.

In February 1996, the United States Trade representative issued an "advance notice of rule making" concerning how tobaccos imported under a previously established tobacco rate quota ("TRQ") should be allocated. Currently, tobacco imported under the TRQ is allocated on a "first-come, first-served" basis, meaning that entry is allowed on an open basis to those first requesting entry in the quota year. Others in the cigarette industry have suggested an "end-user licensing" system under which the right to import tobacco under the quota would be initially assigned based on domestic market share. Such an approach, if adopted, could have a material adverse effect on Liggett and BGL.

In August 1996, the FDA filed in the Federal Register a Final Rule (the "FDA Rule") classifying tobacco as a drug, asserting jurisdiction by the FDA over the manufacture and marketing of tobacco products and imposing restrictions on the sale, advertising and promotion of tobacco products. Litigation was commenced in the United States District Court for the Middle District of North Carolina challenging the legal authority of the FDA to assert such jurisdiction, as well as challenging the constitutionality of the rules. The court, after argument, granted plaintiffs' motion for summary judgment prohibiting the FDA from regulating or restricting the promotion and advertising of tobacco products and denied plaintiffs' motion for summary judgment on the issue of whether the FDA has the authority to regulate access to, and labeling of, tobacco products. The Fourth Circuit reversed the district court on appeal and in August 1998 held that the FDA cannot regulate tobacco products because Congress had not given them the authority to do so. Liggett and BGL support the FDA Rule and have begun to phase in compliance with certain of the proposed interim FDA regulations. See discussions of the Castano and Governmental Actions settlements above. See also "Subsequent Events" below.

In August 1996, Massachusetts enacted legislation requiring tobacco companies to publish information regarding the ingredients in cigarettes and other tobacco products sold in that state. In December 1997, the United States District Court for the District of Massachusetts enjoined this legislation from going into effect; however, in December 1997, Liggett began complying with this legislation by providing ingredient information to the Massachusetts Department of Public Health. Several other states have enacted, or are considering, legislation similar to that enacted in Massachusetts.

As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 24 cents, would rise 10 cents in the year 2000 and 5 cents more in the year 2002. Additionally, in November 1998, the citizens of California voted in favor of a 50 cents per pack tax on cigarettes sold in that state.

In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, the effects of which, at this time, Liggett is not able to evaluate.

SUBSEQUENT EVENTS: In April 1999, the Supreme Court granted certiorari to review the Fourth Circuit's decision that the FDA does not have the authority to regulate access to, and labeling of, tobacco products.

YEAR 2000 COSTS:

Liggett utilizes management information systems and software technology that may be affected by Year 2000 issues throughout its operations. The Company has evaluated the costs to implement century date change compliant systems conversions and is in the process of executing a planned conversion of its systems prior to the Year 2000. To date, the focus of Year 2000 compliance and verification efforts has been directed at the implementation of new customer service, inventory control and financial reporting systems at each of the three regional Strategic Business Units, part of the Company's reorganization which began in January 1997. Liggett estimates that approximately $138 of the expenditures related to this reengineering effort related to Year 2000 compliance, validation and testing. In January of 1998, Liggett initiated a major conversion of factory accounting, materials management and information systems at its Durham production facility with upgrades that have been successfully tested for Year 2000 compliance. This conversion was completed in November 1998. Program upgrades to Liggett's human resources and payroll systems, budgeted at $160, are scheduled for completion in July of 1999. Enhancements to the Company's finished goods inventory system are expected to be completed in September 1999. It is anticipated that all factory, corporate, field sales and physical distribution systems will be completed in sufficient time to support Year 2000 compliance and verification.

Although such costs may be a factor in describing changes in operating profit in any given reporting period, the Company currently does not believe that the anticipated costs of Year 2000 systems conversions will have a material impact on its future consolidated results of operations. Based on the progress Liggett has made in addressing Year 2000 issues and its strategy and timetable to complete its compliance program, the Company does not foresee significant risks associated with its Year 2000 initiatives at this time. Although the Company is in the process of confirming that service providers are adequately addressing Year 2000 issues, there can be no complete assurance of success, or that interaction with other service providers will not impair the Company's service.


8.       RELATED PARTY TRANSACTIONS

Liggett is party to a Tax-Sharing Agreement dated June 29, 1990 with BGL and certain other entities pursuant to which Liggett has paid taxes to BGL as if it were filing a separate company tax return, except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement.

Liggett is a party to an agreement dated February 26, 1991, as amended October 1, 1995, with BGL to provide various management and administrative services to the Company in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in quarterly installments.

In addition, Liggett has entered into an annually renewable Corporate Services Agreement with BGLS wherein BGLS agreed to provide corporate services to the Company at an annual fee paid in monthly installments. Corporate services provided by BGLS under this agreement include the provision of administrative services related to Liggett's participation in its parent company's multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement amounted to $915 in the first quarter of 1999 and $1,020 in the first quarter of 1998.

The Company leases equipment from a subsidiary of BGLS for $50 per month.